SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB-A1


                   GENERAL FORM FOR REGISTRATION OF SECURITIES

        PURSUANT TO SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934


                               NETPARTS.COM, INC.


  Nevada                                                                Optional
(Jurisdiction  of  Incorporation)        (I.R.S.  Employer  Identification  No.)


3131  Southwest  Freeway  #46,  Houston  TX                                77098
(Address of principal executive offices)                              (Zip Code)


Registrant's  telephone  number,  including  area  code:         (713)  521-9395


The  following  Securities are to be registered pursuant to Section 12(g) of the
Act:


                       Class-A Common Voting Equity Stock

                                    7,135,000

                                  June 15, 2000


     The EXHIBIT INDEX is located at page 35 of this Registration Statement

--------------------------------------------------------------------------------
                                     PART I
--------------------------------------------------------------------------------

                          UNNUMBERED ITEM: INTRODUCTION

     This filling is to amend the 10-SB-12G-A1 Auditors notes, Note 1.

     This registration statement is voluntarily filed pursuant to Section 12(g) of the Securities Exchange Act of 1934, in order to comply with the requirements of National Association of Securities Dealers for submission for quotation on the Over the Counter Bulletin Board, often called "OTCBB". This Issuer's common stock is not presently quoted on the OTCBB. Its common stock is not listed on the NQB Pink Sheets and has not traded in brokerage transactions. The requirements of the OTCBB are that the financial statements and information about the Issuer be reported periodically to the Commission and be and become information that the public can access easily. We wish to report and provide disclosure voluntarily, and will file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act. If and when this 1934 Act Registration is effective and clear of comments by the staff, we will be eligible for consideration for the OTCBB upon submission of one or more NASD members for permission to publish quotes for the purchase and sale of the shares of the common stock of the issuer.

     This Registering Corporation does not anticipate any contingency upon which it would voluntarily cease filing reports with the SEC, even though it may cease to be required to do so. It is in our compelling interest to report our affairs quarterly, annually and currently, as the case may be, generally to provide accessible public information to interested parties, and also specifically to maintain our qualification for the OTCBB, if and when ours intended application for submission may become effective.


                        ITEM 1.  DESCRIPTION OF BUSINESS.

 (A)  BUSINESS  DEVELOPMENT.

      (1) FORM AND YEAR OF ORGANIZATION. This Corporation NETPARTS.COM, INC. (formally, "the Registrant", more commonly "we", "us" or "our") was duly incorporated in Nevada on April 21, 1999, with the intention of creating a series of 16 specialized auto salvage yards.

      (2) SECURITY ORGANIZATION. We have issued 7,135,000 shares of common stock to seven founders and twelve investors. The founders share were issued on or about April 22, 1999. The private placement among our sophisticated investors was conducted from April 22 to June 9, 1999. The two aspects of the issuance are summarized as follows:

     On  April 22, 1999, we issued 5,135,000 shares of common stock, pursuant to section 4(2), to seven affiliate founders at par value $0.001, for organizational services valued at $5,135.00.

     During the period from April 22, 1999 to June 6, 1999, we privately placed and sold 2,000,000 shares of common stock, pursuant to section 4(2), at $0.05, per share to twelve non-affiliate Founders with pre-existing relationships to management, known to management to be sophisticated investors, each afforded full access to information about us and our affairs, of the kind and nature which registration would have provided.

      (3) BANKRUPTCY, RECEIVERSHIP OR SIMILAR PROCEEDING. None from inception to date.

 (B) BUSINESS OF THE ISSUER. We were incorporated in Nevada on April 21, 1999, for the purpose of creating a series of 16 specialized auto salvage yards, each one handling only one make of vehicle. Salvageable components of incoming wrecked or abandoned vehicles will be inventoried on computer and listed on the

Internet. The entire auto will be dismantled, with all parts being bar coded for sales and inventory control and then stored in the appropriate section of the specialized facility. If purchase is effected via the Internet, shipment will be overnight at the option of the purchaser and a mechanic will be available for telephone or on-line installation consultation. If purchase is effected on site, a mechanic will be on duty and available to install or assist in the installation of components for those customers desiring assistance.

     Our objective is to create a centrally located, interconnected group of self sufficient used auto parts outlets specializing in customer convenience and having a large combined stock from which to operate. The first auto parts "supermart", which is to be located in Houston, Texas, will be large enough and efficient enough to become, in management's opinion, the leading supplier of used and remanufactured auto parts in Texas. It is our intention to duplicate the concept in other metropolitan markets.

     We intend to conduct our business, internally, externally, and at all levels, with the utmost professionalism. We will be aggressive in its purchasing, and marketing, practical in its fiscal policy making and execution, and forthright in our management and operations. Management believes that the existence of an organization of this quality will attract the highest caliber individuals in the industry, and it is precisely only those management, staff, administration and sales persons who are of the highest character, greatest experience, and with records of success in all of their endeavors that we intend to employ.

     THE  INDUSTRY

     The strength of the auto salvage industry is a natural outgrowth of the automobile manufacturers pricing policies which favor the new car buyer and penalize the owner requiring replacement parts. As an example, a 1989 Toyota Corolla Deluxe Sedan costs approximately $9,453 when purchased new from the showroom floor. To build that same automobile, piece by piece, would require approximately $42,200 of individual parts, if purchased one by one from the Toyota dealer's parts department, and the vehicle would still not be assembled.

     The high cost of the new replacement part affects both consumers and dealers, by causing the dealers to stock less inventory, or none of the slow moving items, creating back-orders, and further exacerbating the supply problem and causing the consumer to seek alternative sources. These higher prices and problems of availability have led to higher profits for the auto salvage industry on salvaged parts which are resold "as is", are rebuilt and resold or are recycled.

     OUR  CONCEPT

     Salvaged and recyclable automotive parts have a low acquisition cost due to the reduced value of the wrecked or abandoned vehicles which comprise the industry's principal source of inventory. The traditional salvage operation, in order to have what the customer requires, must maintain extremely large inventories. The normal procedure in the industry is to purchase the car, dismantle it, stock only the fastest selling components and recycle or resell the remainder for additional capital thereby incurring the risk of not having the part that the customer requires.

     Under Our concept, the dealer will be able to retain all of the salable parts while still maintaining inventory costs at a manageable level, and by grouping 16 of these specialized dealers together giving them all the opportunity to take advantage of:

          Centralized  Web  Page  and  sub  pages  for  each  make of automobile

          Hourly  up-date  of  inventory  on  the  Web  Pages

          Optimum  utilization  of  facilities  due  to  Efficiency  of  Layout

          Centralized,  computerized  accounting

          Centralized  purchasing,  dismantling,  bar  coding  and  inventorying

          Hot  lines  and  long  lines  to  local  and  national  data  banks

          Centralized,  shipping  facilities

          Co-operative  advertising

PROPOSED  OPERATIONS

     DESCRIPTION  OF  FACILITIES

     We propose to develop sixteen interconnected, fenced, one acre tracts, each containing a modern, attractive 3,000 square foot metal building equipped with sales counters, showcases, offices and appropriate shelving in the warehousing area. Each tract or "yard" will be leased out to an operator for the operation of an automotive salvage yard dedicated to the sale of parts for one make of automobile. The operator, or "franchisee", of each individual yard will be an independent owner/operator. There will be one central receiving area where vehicles will be purchased, received, assessed and dismantled. All parts of the vehicles will be identified, bar coded and entered into the computer system. Parts which are ready for resale will be forwarded to the appropriate yard, parts requiring overhaul will be forwarded to the rebuild area or outside rebuilding contractor and unsalvageable parts will be crushed and baled for sale to a recycler.

     PROPOSED LEASING PROGRAM. Each individual yard would be leased as a "specialized" auto parts store at the rate of $1,650 per week for the facility rental plus a franchise fee of 4% of its gross dollar volume. Management estimates that each unit would average $100,000 in sales per month. This estimate, however, was made based on our founder's experience with a stand alone, specialized, one vehicle line salvage operation and does not take into account the advantages of the economies of scale to be afforded by the NetParts.com "mall" concept.

     SERVICES OFFERED TO LESSEES. By establishing a centralized location, with independent auto part specialty stores, in a mall concept, NetParts.com can offer its individual lessees the following:

       Provide, on a "turn key" basis, properly selected and installed equipment for office, sales counter, warehousing and yard

       Provide on a "turn key" basis properly selected and installed computer equipment and software for proper control of sales, inventory and working capital

       Provide all permits and licenses required for the operation of a salvage business and assure compliance with all city, county, state and federal environmental and other regulations

THE  MARKET

     POTENTIAL CUSTOMERS. NetParts.com's potential customer base includes individuals who drive or repair automotive vehicles, automobile dealers, repair facilities, body shops, parts houses and other salvage operations.

     POTENTIAL MARKET. NetParts.com's potential geographical market area includes the entire continental United States from "shipping sales" obtained through the utilization of satellite "Long Line" service and the Internet. Businesses in the United States transact 300 Billion dollars annually over the Internet, an amount larger than the gross national product of the Republic of Argentina and it is growing at the rate of 60% per year. We intend to aggressively target that large and lucrative market. Our "walk-in" trade will be drawn from an area described as a circle with a 75 mile radius whose center is Houston, the country s fourth largest city with a population of over

4,000,000. Our advertising campaigns will be divided between its geographical market area and the Internet.

     COMPETITION Within our "walk-in" market area., there are approximately 150 salvage yards which range in degree of sophistication from computerized automotive parts and recycling yards to "junk yards". There are approximately five specialty yards, two of which were established by our founder to serve as prototypes to test and prove the NetParts.com concept.

     COMPANY'S ADVANTAGES OVER COMPETITION. NetParts.com, Inc. will have competitive advantage over the normal salvage operation as a result of the pooling of resources which is the basis of Our concept. Management feels that We will have a competitive edge due in part to:

     APPEAL TO THE CUSTOMER. Our facilities will be better organized, well stocked and most of all cleaner than the traditional salvage yard due to the location of the tear down area being away from the retail sales area.

     CO-OPERATIVE ADVERTISING. Our advertising program will have sixteen times more concentration than that of the average full-line salvage yard, and, due in part to its larger budget, it will be capable of targeting a wider market.

     CO-OPERATIVE ENVIRONMENT. All of the yards within the NetParts.com complex will work together due to the fact that they are not competing against each other.

     REDUCED INVENTORY COSTS. Due to the centralized purchasing and disassembly, the members of the NetParts.com complex will be able to take advantage of "power buying", and more efficient assessment, tear down and insertion into their inventory.

     REDUCED OVERHEAD COSTS. NetParts.com brings greater efficiency to its member yards through centralized services such as: computer system, bar coded inventory, pooled labor, co-op long lines and hot lines, shipping services and many other cost saving services.

     INTERNET SALES. NetParts.com brings greater efficiency to its member yards through centralized Websites and real-time up-dating of parts inventory.

     "HOT LINE" SALES. There are approximately 150 salvage yards in the greater Houston area. These salvage yards work together through the use of a hot line, which is a continuously open circuit connecting each participant to all of the others. When a hot line subscriber needs a specific part for one of his customers, he announces his requirement over the hot line network. If the desired part is in stock at one of the participating dealers, a simple phone call from that dealer completes the sale. We feel that due to its specialized yards, bar coded and computerized parts inventory, real-time Internet inventory up-dates and superior buying power that it will quickly become the area's primary hot line source.

     ANTICIPATED MARKET PENETRATION. The total market potential for a well organized, well advertised, well run combined salvage complex, of the type contemplated, in management's opinion, easily be two to five percent of the local market which would translate to a monthly sales volume of approximately $1,600,000.

SPECIAL  FACTORS  AFFECTING  COMPANY  SUCCESS

     EMPLOYEE RELATIONS. Management has observed, and industry statistics will testify, that there is a very high turn-over rate among the employees of the salvage yards in the Houston area. We intend to be conscientious in its concern for its employees, and to develop a worker environment which will produce a productive and loyal employee who will wish to remain within our work force.

     WORK PLACE ENVIRONMENT. Management intends to create a work environment conducive to productivity, a place where the employee has the most advanced tools and information at his or her fingertips, and the training to take maximum advantage of them. Utilizing this concept, management feels that it can overcome many of the failings of its competitors who are less organized and less concerned about the welfare of their employees.

     BENEFITS PACKAGE. Employees will be able to take advantage of our "cafeteria" style hospitalization packages, which will include company contribution and employee contribution ranging from partial care with deductibles to full care with no deductibles. In addition to hospitalization packages, life plans, retirement plans, and investment plans will be available with Company participation.

     PROFIT SHARING. It is management's intent to include our employees in the economic successes which it believes we will enjoy. In conjunction with its outside auditors, we intend to develop profit sharing plans to reward our employees with cash incentives and/or favorable stock purchase plans.

OTHER  ITEMS

      (1) ESTIMATE OF AMOUNT SPENT ON RESEARCH AND DEVELOPMENT IN EACH OF LAST TWO YEARS. None.

      (2) COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS. Minimal expenses will be incurred to have licensed personal haul away tires and other materials which might create hazard or nuisance if left stacked or stored. We will not engage in changing or draining oil or gasoline or depositing hazardous materials in sewers or drains.

      (3) NUMBER OF TOTAL EMPLOYEES AND FULL-TIME EMPLOYEES. We have three Officers and Directors.

      (4) YEAR 2000 COMPLIANCE, EFFECT ON CUSTOMERS AND SUPPLIERS. We have encountered no year 2000 compliance problems or issues.

REPORTING UNDER THE 1934 ACT. Following the effectiveness of this 1934 Act Registration of the common stock of this Registrant, certain periodic reporting requirements will be applicable. First and foremost, a 1934 Registrant is required to file an Annual Report on Form 10-K or 10-KSB, 90 days following the end of its fiscal year. The key element of such annual filing is Audited Financial Statement prepared in accordance with standards established by the Commission. A 1934 Act Registrant also reports on the share ownership of affiliates and 5% owners, initially, currently and annually. In addition to the annual reporting, a Registrant is required to file quarterly reports on Form 10-Q or 10-QSB, containing audited or un-audited financial statements, and reporting other material events. Some events are deemed material enough to require the filing of a Current Report on Form 8-K. Any events may be reported currently, but some events, like changes or disagreements with auditors, resignation of directors, major acquisitions and other changes require aggressive current reporting. All reports are filed and become public information.

       ITEM 2.  MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

 (A)  PLAN  OF  OPERATION  NEXT  TWELVE  MONTHS.

      (1) CASH REQUIREMENTS AND OF NEED FOR ADDITIONAL FUNDS, TWELVE MONTHS. We are a development stage company as defined in Financial Accounting Standards Board Statement No. 7. We are concentrating substantially all of our efforts in raising capital and developing our business in order to generate significant revenues. While we have no immediate need for funding to maintain ourselves in our pre-launch developmental stage, we will require additional capital to launch our business operations and to maintain them until profitability is achieved. This Company has a considerable need for additional funding during the next twelve months.

      Our objective is to create a centrally located, interconnected group of self sufficient used auto parts outlets specializing in customer convenience and having a large combined stock from which to operate. The first auto parts "supermart", which is to be located in Houston, Texas, will be large enough and efficient enough to become, in management's opinion, the leading supplier of used and remanufactured auto parts in Texas. It is our intention to duplicate the concept in other metropolitan markets. To proceed with this plan, we expect to require $500,000, during the next twelve months, to establish our initial site in Houston. We expect to require $250,000 for initial purchasing and marketing expenses, including inventory, advertising, web-site establishment, maintenance and advertising. We expect to require an additional $250,000 in unspecified working capital to see us through our first year of aggressive operations, until we achieve significant revenues.

     Accordingly, upon the effectiveness of our 1934 Act Registration, clear of Staff review, and our acceptance for quotation on the OTCBB, we would expect to engage in one or more private or public offerings, with aim of raising a minimum of $1,000,000 to a maximum of $1,125,000.

     We are not required to Register our common stock under the 1934 Act. We are filing this registration statement voluntarily. We do not anticipate any contingency upon which we would voluntarily cease filing reports with the SEC, even though we may cease to be required to do so. It is in the compelling interest of this Issuer to report its affairs quarterly, annually and currently, as the case may be, generally to provide accessible public information to interested parties, and also specifically to maintain its qualification for the OTCBB, if and when the Issuer's intended application for submission be effective.

      (2)  SUMMARY  OF  PRODUCT  RESEARCH  AND  DEVELOPMENT.  None.

      (3) EXPECTED PURCHASE OR SALE OF PLANT AND SIGNIFICANT EQUIPMENT. We intend to create a series of 16 specialized auto salvage yards, each one handling only one make of vehicle. We would begin with our master site in Houston.

      (4) EXPECTED SIGNIFICANT CHANGE IN THE NUMBER OF EMPLOYEES. None immediately. As we launch, additional employees are expected to be required.


 (B)  DISCUSSION  AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

      (1) OPERATIONS AND RESULTS FOR THE PAST TWO FISCAL YEARS. We have not launched operations. We are a development stage company. We have had no revenues to date. Our activities to date have involved our corporate organization, business plan development, initial funding, auditing and preparation of this 1934 Registration of our common stock for tradeability on the OTCBB.


             The Remainder of this Page is Intentionally left Blank

      (2)  SELECTED  FINANCIAL  INFORMATION.

                     Un-          Audited      Un-Audited
                     Audited        12/31/99   Inception to
                        5/31/00                     5/31/00
------------------------------------------------------------
Total Assets         $    1,200   $    8,200
Total Liabilities    $    3,405   $        0
============================================================
Revenues                      0            0              0
Operating Expenses       10,405       96,935        107,340
Net Earnings or         (10,405)     (96,935)      (107,340)
(Loss)
Per Share Earnings     (0.00146)      (0.014)      (0.01568)
  or (Loss)
Average Common        7,135,000    6,796,200     6,846,4750
-------------------  -----------  -----------  -------------
Shares Outstanding
============================================================

     We had raised $100,000 in 1999 and have expended virtually all of it during that year, on our organizational expenses, business plan development, legal, professional and auditing. Our expenses for the first five months of 2000 have been related to accounting, and preparation of this 1934 Act Registration Statement.

      (3) FUTURE PROSPECTS. We do not expect to launch our operations until late in year 2000. We have yet to establish our specialized auto salvage yards. If we are able to achieve our funding goals, we believe our prospects for success are good. There is, however, no present guaranty that we can attract the funding we need. There is no guaranty that, even if we achieve our funding goals, our program will enjoy public and business acceptance, and prove profitable.


 (C) REVERSE ACQUISITION CANDIDATE. We are committed to the realization of our business plan. We are not a candidate for a reverse acquisition transaction.

--------------------------------------------------------------------------------
                        ITEM 3.  DESCRIPTION OF PROPERTY.
--------------------------------------------------------------------------------

     We have no property of our own at this time. Non-exclusive use of offices and telephone of our attorneys and principal consultant is provided to us. The costs of doing business are believed to be adequately reflected in our financial statements, and are reflected in the billings to us, by our consultant. Please refer to Item 7 of this Part I, for more information and disclosure about our principal consultant. Our agreement with our principal consultant is provided as
Exhibit  10.1  hereto.

--------------------------------------------------------------------------------
    ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.
--------------------------------------------------------------------------------

 (A) SECURITY OWNERSHIP OF MANAGEMENT. To the best of Registrant's knowledge and belief the following disclosure presents the total beneficial security ownership of all Directors and Nominees, naming them, and by all Officers and Directors as a group, without naming them, of Registrant, known to or discoverable by Registrant. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent of some or any classes. Please refer to explanatory notes if any, for clarification or additional information.

 (B) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS. To the best of Registrant's knowledge and belief the following disclosure presents the total security ownership of all persons, entities and groups, known to or discoverable by Registrant, to be the beneficial owner or owners of more than five percent of any voting class of Registrant's stock. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent of some or any classes. Please refer to explanatory notes if any, for clarification or additional information.

                                  COMMON  STOCK
                 OFFICERS AND DIRECTORS AND OWNERS OF 5% OR MORE

Name and Address of Beneficial Owner    Actual           %
                                        Ownership
----------------------------------------------------------
Donald Jackson Wells                      100,000     0.14
3131 S.W. Freeway #46
Houston TX 77098 President/Director
----------------------------------------------------------
Joseph Kane                               100,000     0.14
3131 S.W. Freeway #46
Houston TX 77098 Secretary/Director
----------------------------------------------------------
Larry Wayne Zientec                       100,000     0.14
3131 S.W. Freeway #46
Houston TX 77098 Treasurer/Director
----------------------------------------------------------
All Officers and Directors as a Group     300,000     0.42
==========================================================
Intrepid International (1)              4,700,000    65.87
P.O. Box 8807
Panama 5, Republic de Panama
----------------------------------------------------------
Carol Jean Gehlke, Trustee                500,000     7.01
Carol Jean Gehlke Living Trust, dtd
2/11/93
210 Lille Lane #317
Newport Beach CA 92663
----------------------------------------------------------
Total Other 5% Owners                   5,200,000    72.88
----------------------------------------------------------
TOTAL Affiliates and 5% owners          5,500,000    77.09
----------------------------------------------------------
Total Shares Issued and Outstanding     7,135,000   100.00
==========================================================

(1) Please see Item 7, Relationships and Transactions, for more information and disclosure about the principal shareholder, Intrepid International, S.A. Kirt W. James and J. Dan Sifford are the persons with dispositive control of the 4,700,000 shares. Intrepid is also our principal consultant. Our consulting agreement with Intrepid is found as Exhibit 10.1 hereto.

 (C) CHANGES IN CONTROL. There are no arrangements known to Registrant, including any pledge by any persons, of securities of Registrant, which may at a subsequent date result in a change of control of our Corporation. Specifically, we are not a candidate for any direct or reverse acquisition transactions, but are devoted to bringing our business plan to actualization.

--------------------------------------------------------------------------------
     ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.
--------------------------------------------------------------------------------

     The following persons are the Directors of Registrant, having taken office from the inception of the issuer, to serve until their successors might be elected or appointed. The time of the next meeting of shareholders has not been determined.

     Donald Jackson Wells, age 58, is the President and Director of NetParts.com, Inc. He has also served as the President of ACX Industries, Inc. since 1988, and is the President for Colonial Industries, Inc. He has over twenty five years experience in all phases of the automobile industry, including nine years as the owner-operator of one of Houston's largest recycling operations, and six years as an independent automobile broker. He has served, on many occasions, as an automotive consultant to banks and financial institutions and as an expert automobile industry witness in court cases. In addition to his affiliation with this corporation, he the owner of Wells Investments, which, through its subsidiaries, is a State of Texas licensed dealer of motorized vehicles. He attended South Texas University and the University of Houston, is a member of the National Automobile Dealers association (NADA), the Houston Automobile Dealers Association, and the Harris County Used Auto and Truck Parts Association.

     Joseph A. Kane, age 60, is the Secretary and Director of NetParts.com, Inc. He has held the position of Secretary and Treasurer with ACX Industries, Inc. since 1990, is also secretary and treasurer of Colonial Industries, Inc. He is an attorney admitted to practice in both State and Federal Courts, and a member of the bar of the Supreme Court of the United States. He is currently serving as chief auditor for a division of a large hotel chain. From 1988 to 1990, he was employed as Director of Operations for a Texas based Life Insurance Company. Previously he was engaged in private practice of law and small business consulting for 14 years. He earned his Bachelor of Science, Business and Economics, from the Illinois Institute of Technology, a Master of Business Administration from Michigan State University, and his Juris Doctor from Loyola University School of Law.

     Larry Wayne Zientek, age 48, is the Treasurer and Director of NetParts, Inc. Mr. Zientek has over twenty years experience in the automobile industry, all of it in the auto salvage business. Since 1989 he has been an independent consultant in the auto salvage business. Mr. Zientek has worked directly with Mr. Wells on automotive consulting projects for the past twelve years. He has worked his way through every job type from his entry-level position to his present position in management. He is a native of Houston, a member of the National Automobile Dealers Association, and the Harris County Used Auto and Truck Parts Association.

--------------------------------------------------------------------------------
                        ITEM 6.  EXECUTIVE COMPENSATION.
--------------------------------------------------------------------------------

     Management has devoted only an insubstantial amount of time to date, on the affairs of this corporation. No compensation has been accrued or paid to date, nor has any plan of compensation been adopted as of this time. The costs of doing business are believed to be adequately reflected in our financial statements, and are reflected in the billings to us, by our consultant. Please refer to Item 7 of this Part I, for more information and disclosure about our principal consultant. Our agreement with our principal consultant is provided as
Exhibit 10.1 hereto. During 1999, Intrepid International, our principal consultant and major shareholder, was paid $52,000, pursuant to its billings.

--------------------------------------------------------------------------------
            ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
--------------------------------------------------------------------------------

     Our principal shareholder, Intrepid International, S.A., is a provider of corporate services to us and bills us regularly on a time-fee basis.

     Intrepid International, S. A. ( Intrepid Panama ) was incorporated in the Republic of Panama in 1984 to offer financial services to natural resource companies, primarily those engaged in the production of oil and gas. Following the world wide collapse of oil prices in the mid-eighties, the Company broadened the focus of its universe of support services to include a wider range of companies, with an emphasis on public companies and private companies, companies engaged in the transition from privately held to publicly held, and development stage companies, whether public or private, requiring professional business and corporate guidance. In August of 1997 the Company sought a United States Representative and entered into a relationship with a group of corporate and business specialists who, after contracting with the Company, incorporated as Intrepid International, Ltd. ( Intrepid US ) to provide the required representation and agency of and for the Intrepid Panama in North America and Europe. Intrepid US is incorporated in the State of Nevada.

     Intrepid provides its services on a negotiated time/fee basis no less favorable to us that could be obtained commercially from unrelated third parties. Intrepid does not provide services for commissions based upon the success or failure of any corporate program, and Intrepid is not a fund-raiser or a source of capital financing. The principal focus and benefit of the services offered by Intrepid are not its client's capital formation nor fund raising activities, but the refinement of client's business plan, analysis of its corporate structure, evaluation of its current filing status and filing responsibilities, currency and accuracy of financial information and auditability or status of current and past audits and audit procedures, to assist managers in making the conceptual and procedural transitions imposed upon Officers and Directors, with respect to shareholders, shareholder rights, and maintenance of the kinds current public information necessary to position a company to consider public trading of its existing securities, and to maintain its impeccability as a publicly trading company if and when its securities are exposed to the public markets. Accordingly, the mission of Intrepid is to assist us in avoiding costly mistakes and pitfalls in corporate management, going public, being public, and in handling the various different relationships with professionals and the public which are appropriate, practical, efficient and cost-effective in managing ourself as a public corporation.

     The  following  disclosure  is  provided  about Intrepid and its personnel.

     A. INTREPID INTERNATIONAL, S.A. The officers and directors of Intrepid International, S. A. (Panama) are comprised of three individuals; Laurencio Jaen O., Teodoro F. Franco L. and Leopoldo Kennion G. All three of these individuals are Panamanian citizens and each serves as an officer and a director of Intrepid International, S. A. (Panama).

     Laurencio Jaen O., an original incorporator who has served as President and Director of Intrepid Panama since its inception in 1984, resides in Panama City, Republic of Panama. He is, and has been for the past twenty five years, Vice President of Indiasa Corporation ("Indiasa"), a Panamanian corporation, which, through one of its subsidiaries, Robmar International, is involved in the manufacture and distribution of chemical products in Argentina and Brazil and which, through its former subsidiary Indiasa Aviation Corporation, was, for eight years ending in 1981, engaged in aviation consulting, the leasing, purchase and sale of aircraft, and the operation of a cargo airline, primarily in Latin America. Mr. Jaen was a founder of PAISA, Panama's international airline, served as president of the Colon Free Zone (the world s largest free trade zone), and as Director of Panama's Social Security Administration. He has also served as the President of the Panamanian Chamber of Commerce, and as a member of the Board of Presidential Advisors of the Republic of Panama.

     Teodoro F. Franco L., Secretary and a Director of Intrepid Panama, has, for thirty years, been a specialist in maritime and aviation law. Mr. Franco is a partner in Franco and Franco, with offices around the world. In addition to his law practice he has served as Panamanian Consul to Liverpool, England and for the past five years as Ambassador to Great Britain. The firm practices maritime, aviation and commercial law and currently is the legal firm for: IBERIA (the Spanish national airline), KLM (the Dutch national airline), VIASA (the Venezuelan national airline), Aeroflot (the Russian national airline) and various smaller Latin American national airlines as well as being the registered agents for thousands of ocean going ships around the world flying the Panamanian flag. Mr. Franco brings to Intrepid Panama a wealth of international legal, commercial and diplomatic experience.

     Leopoldo Kennion G., Treasurer and a Director of Intrepid Panama, is, and has for twenty years, been a Certified Public Accountant specializing in international accounting and is an associate in the law firm of Franco and Franco. Mr. Kennion practices maritime, aviation and commercial accounting serving the specialized needs of the transnational clients of Franco and Franco by providing an interface between them and their auditors.

     J. Dan Sifford, Jr., is the United States Managing Director for Intrepid International, S.A. (Panama). He is fluent in the Spanish Language. His biographical information is found below.


     B. INTREPID INTERNATIONAL, LTD. The officers and directors of Intrepid International, Ltd. (Intrepid US) are comprised of two individuals; Kirt W. James, and J. Dan Sifford, Jr.

     Kirt W. James, President and Director, has a lifelong background in marketing and sales. From 1972 to 1987, Mr. James was responsible for sales and business administrative matters for Glade N. James Sales Co., Inc.; and from 1987 to 1990 Mr. James built retail markets for American International Medical Supply Co., a Public Company. In 1990 he formed and become President of HJS Financial Services, Inc., and is responsible for day to day business of the firm and consults Client's business and Product Development. During the past five years Mr. James has been involved in the valuation, sale and acquisition of numerous private businesses and planning for the entry of private corporations into the public market place for their securities. Mr. James is not and has never been a broker-dealer. He has acted primarily as consultant, and in some cases has served as an interim officer and director of public companies in their development stage. The following disclosure identifies those public companies with which he has been involved during the past five years: Earth Industries, Inc., EditWorks, Ltd., Market Formulation & Research, Inc., Mex Trans Seafood Consulting, Inc., BBB-Huntor Associates, Inc., eWorld Travel Corp., Knowledge Networks, Inc., Last Company Clothing, Inc. and North American Security & Fire. He is also an Officer and Director of Oasis 4th Movie Project, an operating non-trading company, and DP Charters, Inc. a public company currently quoted on the "Pink Sheets".

     J. Dan Sifford, Jr., Executive Vice President, Secretary/Treasurer and Director, brings to Intrepid an extensive experience in Corporate management and familiarity with transnational business, particularly in Latin America. From 1970 to 1982, he was President and sole shareholder of Overseas Aviation Corporation, an all cargo airline, with operations throughout South America and Africa. He was founder, President and Chief Executive Officer of Airline of the Virgin Islands from 1982 until 1993. He served for many years as President of Indiasa Corporation which, through one of its subsidiaries, was involved in the manufacture and distribution of chemical products in Argentina and Brazil, and which, through another subsidiary, was for eight years engaged in aviation consulting, the leasing, purchase and sale of aircraft, and the operation of a cargo airline, primarily in Latin America. In recent years he has been engaged continuously in a wide variety of business activities, including the development of new business ventures. Mr. Sifford is not and has never been a broker-dealer. He has acted primarily as consultant, and in some cases has served as an interim officer and director of public companies in their development stage. The following disclosure identifies those public companies: Air Epicurean, Inc., All American Aircraft, Earth Industries, Ecklan Corporation, EditWorks, Ltd., Market., Market Formulation & Research, Inc., NetAir.com, Inc., NSJ Mortgage Capital Corporation, Inc., North American Security & Fire, Oasis 4th Movie

Project, Professional Recovery Systems, Inc., Richmond Services, Inc., Telecommunications Technologies, Ltd., and World Staffing II, Inc. Of these last mentioned companies, he is currently serving in Ecklan Corporation, in Oasis Entertainment's 4th Movie Project, NetAir.com, Inc. and in Editworks Ltd.

--------------------------------------------------------------------------------
                       ITEM 8.  DESCRIPTION OF SECURITIES.
--------------------------------------------------------------------------------

THE REGISTRANT'S CAPITAL AUTHORIZED AND ISSUED. The Registrant is authorized to issue 100,000,000 shares of a single class of Common Voting Stock, of par value $0.001, of which 7,135,000 are issued and outstanding.

COMMON STOCK. All shares of Common Stock when issued were fully paid for and nonassessable. Each holder of Common Stock is entitled to one vote per share on all matters submitted for action by the stockholders. All shares of Common Stock are equal to each other with respect to the election of directors and cumulative voting is not permitted; therefore, the holders of more than 50% of the outstanding Common Stock can, if they choose to do so, elect all of the directors. The terms of the directors are not staggered. Directors are elected annually to serve until the next annual meeting of shareholders and until their successor is elected and qualified. There are no preemptive rights to purchase any additional Common Stock or other securities of the Registrant. The owners of a majority of the common stock may also take any action without prior notice or meeting which a majority of shareholders could have taken at a regularly called shareholders meeting, giving notice to all shareholders thereafter of the action taken. In the event of liquidation or dissolution, holders of Common Stock are entitled to receive, pro rata, the assets remaining, after creditors, and holders of any class of stock having liquidation rights senior to holders of shares of Common Stock, have been paid in full. All shares of Common Stock enjoy equal dividend rights. There are no provisions in the Articles of Incorporation or By-Laws which would delay, defer or prevent a change of control.

SECONDARY TRADING refers to the marketability to resell the securities of this Registrant in brokerage transactions, and that marketability is generally governed by Rule 144, promulgated by the Securities and Exchange Commission pursuant to Section 3 of the Securities Act of 1933. Securities which have not been registered pursuant to the Securities Act of 1933, but were exempt from such registration when issued, are generally "Restricted Securities" as defined by Rule 144(a). The impact of the restrictions of Rule 144 are (a) a basic one year holding period from purchase; and (b) a limitation of the amount any shareholder may sell during the second year, as to non-affiliates of the Registrant; however, as to shares owned by affiliates of the Registrant, the second-year limitation of amounts attaches and continues indefinitely, at least until such person has ceased to be an affiliate for 90 days or more. The limitation of amounts is generally 1% of the total issued and outstanding in any 90 day period.

UNRESTRICTED SHARES OF COMMON STOCK. 7,135,000 are issued and outstanding. All shares were issued as Restricted Securities, as defined by Rule 144(a). 5,000,000 shares are held by affiliates and issued April 22, 1999. These shares are more than one year old and might be resold in brokerage transaction pursuant to Rule 144(e)(1) only in limited amounts in any 90 day period; however, it is the advice of our Special Securities Counsel, that these affiliate shares may not be entitled to reliance on Rule 144(e)(1), during our development stage. There are 2,135,000 shares issued to and held continuously by persons who are non-affiliates and have not been affiliates for more than 90 days, if ever.
These shares were issued between April 22, 1999 and June 6, 1999. These non-affiliate shares are now more than one year old, and might be resold in brokerage transactions pursuant to Rule 144(e)(2) only in limited amounts in any 90 day period.

OPTIONS AND DERIVATIVE SECURITIES. There are no outstanding options or derivative securities of this Registrant. There are no shares issued or reserved which are subject to options or warrants to purchase, or securities convertible into common stock of this Registrant.

RISKS OF "PENNY STOCK." Our common stock may be deemed to be "penny stock" as that term is defined in Reg.Section 240.3a51-1 of the Securities and Exchange Commission. Penny stock shares (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ) listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     Section  15(g) of the Securities Exchange Act of 1934, as amended, and Reg.
Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in Our common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker -dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in Our common stock to resell their shares to third parties or to otherwise dispose of them.

     RISKS OF STATE BLUE SKY LAWS. In addition to other risks, restrictions and limitations which may affect the resale of the existing shares of the common stock of this Registrant, consideration must be given to the Blue Sky laws and regulations of each State or jurisdiction in which a shareholder wishing to re-sell may reside. Some States may distinguish between companies with active businesses and companies whose only business is to seek to secure business opportunities, and may restrict or limit resales of otherwise free-trading and unrestricted securities. This Registrant has taken no action to register or qualify its common stock for resale pursuant to the Blue Sky laws or regulations of any State or jurisdiction. Accordingly offers to buy or sell the existing securities of this Registrant may be unlawful in certain States

--------------------------------------------------------------------------------
                                     PART II
--------------------------------------------------------------------------------


                                     ITEM 1.
           MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY
                            AND SHAREHOLDER MATTERS.

 (A) MARKET INFORMATION. The Common Stock of this Issuer is not quoted Over the Counter on the Bulletin Board ("OTCBB") or the NQB Pink Sheets and has never traded in brokerage transactions.

 (B) HOLDERS. There are presently 19 shareholders of the common stock of this Registrant.

 (C) DIVIDENDS. No cash dividends have been paid by Us on the Common Stock or other Stock and no such payment is anticipated in the foreseeable future.

--------------------------------------------------------------------------------
                           ITEM 2.  LEGAL PROCEEDINGS.
--------------------------------------------------------------------------------

     There are no proceedings, legal, enforcement or administrative, pending, threatened or anticipated involving or affecting this Registrant.

--------------------------------------------------------------------------------
             ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.
--------------------------------------------------------------------------------

     There have been no disagreements of any sort or kind with Auditors or Accountants respecting any matter or item reflected in the financial statements of this Registrant.

--------------------------------------------------------------------------------
                ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.
--------------------------------------------------------------------------------

     We have issued 7,135,000 shares of common stock to seven founders and twelve investors. The founders share were issued on or about April 22, 1999. The private placement among our sophisticated investors was conducted from April 22 to June 9, 1999. The two aspects of the issuance are summarized as follows:

     On  April 22, 1999, we issued 5,135,000 shares of common stock, pursuant to section 4(2), to seven affiliate founders at par value $0.001, for organizational services valued at $5,135.00.

     During the period from April 22, 1999 to June 6, 1999, we privately placed and sold 2,000,000 shares of common stock, pursuant to section 4(2), at $0.05, per share to twelve non-affiliate Founders with pre-existing relationships to management, known to management to be sophisticated investors, each afforded full access to information about us and our affairs, of the kind and nature which registration would have provided.

 There were no underwriters or underwritings, and no discounts or commissions. No securities sold are convertible or exchangeable into equity securities, nor are there currently any warrants or options representing equity securities.

--------------------------------------------------------------------------------
               ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.
--------------------------------------------------------------------------------

     There is no provision in our Articles of Incorporation nor the By-Laws, nor any Resolution of the Board of Directors, providing for indemnification of Officers or Directors. We are aware of certain provision of the Nevada Corporate Law which affects indemnity of Officers or Directors.

      NRS 78.7502 provides for mandatory indemnification of officers, directors, employees and agents, substantially as follows: the corporation shall indemnify a director, officer, employee or agent of a corporation; to the extent that he or she has been successful on the merits or otherwise in defense of any action, suit or proceeding, whether civil, criminal, administrative or investigative (except an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation; and, with respect to any criminal action or proceeding, in which he or she had no reasonable cause to believe his or her conduct was unlawful.


               The remainder of this page left intentionally blank

--------------------------------------------------------------------------------
                                    PART F/S
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                           FINANCIAL STATEMENTS  PAGE
F-1     Audited Financial Statements December 31, 1999                        18
F-2     UnAudited Financial Statements for the period ending May 31, 2000     28
================================================================================

--------------------------------------------------------------------------------
                                       F-1
                          AUDITED FINANCIAL STATEMENTS
                                        OF
                                NETPARTS.COM, INC
            FOR THE YEAR ENDED DECEMBER 31, 1999, AND FROM INCEPTION.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                               NETPARTS.COM, INC.
                          (A Development Stage Company)
                              Financial Statements
                                December 31, 1999
--------------------------------------------------------------------------------

                                    CONTENTS

Independent  Auditors'  Report                           21

Balance  Sheet                                           22

Statements  of  Operations                               23

Statements  of  Stockholders'  Equity                    24

Statements  of  Cash  Flows                              25

Notes  to  the  Financial  Statements                    26

                          Independent Auditors' Report

To  the  Board  of  Directors
and  Stockholders  of
NetParts.Com,  Inc.

We have audited the accompanying balance sheet of NetParts.Com, Inc. (a development stage company) (a Nevada corporation) as of December 31, 1999 and the related statements of operations, stockholders' equity and cash flows from inception on April 21, 1999 through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NetParts.Com, Inc. as of December 31, 1999 and the results of its operations and cash flows from inception on April 21, 1999 through December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has little operating capital, no revenues and is dependent on financing to continue operations. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in the Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  Crouch,  Bierwolf  &  Chisholm
Crouch,  Bierwolf  &  Chisholm
Salt  Lake  City,  Utah
January  26,  2000

                               NETPARTS.COM, INC.
                          (A Development Stage Company)
                                  Balance Sheet
                                                      December  31,
                                                           1999
--------------------------------------------------------------------------------
ASSETS
Current  Assets
    Cash                                                $     8,200
      Total  Current  Assets                            $     8,200
--------------------------------------------------------------------------------
      Total  Assets                                     $     8,200
================================================================================

LIABILITIES  &  STOCKHOLDERS'  EQUITY
Current  Liabilities                                    $         0
        Total  Liabilities                              $         0
   Stockholders'  Equity
    Common  stock,  par  value  $.001;  100,000,000
         shares  authorized,  7,135,000  shares  issued
         and  outstanding                                     7,135
   Additional  paid-in  capital                              98,000
   Deficit  accumulated  during  the  development  stage   (96,935)
        Total  Stockholders'  Equity                          8,200
       Total Liabilities and Stockholders' Equity       $     8,200

    The accompanying notes are an integral part of these Financial Statements

                               NETPARTS.COM, INC.
                          (A Development Stage Company)
                            Statements of Operations
                                                     From
                                                  Inception
                               From  April        (April  21,
                              21,  1999  to         1999  to
                               December  31,     December  31,
                                   1999             1999)
--------------------------------------------------------------------------------
Revenue                           $     0              $     0
Expenses                           96,935               96,935
Net  income  (loss)         $     (96,935)      $     (96,935)
Net income (loss) per share      $  (.014)             $(.014)
Weighted average
outstanding shares              6,796,200           6,796,200

    The accompanying notes are an integral part of these Financial Statements

                               NETPARTS.COM, INC.
                          (A Development Stage Company)
                       Statements of Stockholders' Equity
                    For the Period April 21, 1999 (Inception)
                            through December 31, 1999

                                                                       Deficit
                                                                     Accumulated
                                                       Additional    During  the
                                Common  Stock            paid-in     Development
                             Shares        Amount       capital         Stage
--------------------------------------------------------------------------------
Balance at inception
April 21, 1999                     0        $     0       $     0        $     0
Shares issued for
services during 1999       5,135,000          5,135             0              0
Shares issued for
cash during  1999          2,000,000          2,000        98,000              0
Net  Loss  for  the  period  ended
December  31,  1999                0              0             0       (96,935)
Balance
December 31, 1999          7,135,000         $7,135   $    98,000    $  (96,935)

    The accompanying notes are an integral part of these Financial Statements

                               NETPARTS.COM, INC.
                          (A Development Stage Company)
                            Statements of Cash Flows
                              For the Period Ended

                                                                           From
                                                                      Inception
                                                 From  April        (April  21,
                                                21,  1999  to         1999)  to
                                                  December  31,     December31,
                                                   1999                    1999
                                                   ----                  ------
Cash  Flow  Used  By  Operations:
Net  Loss                                      $     (96,935)     $     (96,935)
     Adjustment  to  reconcile  net  loss  to
     net  cash  used  by  Operations:
          Stock  issued  for  services                 5,135              5,135
--------------------------------------------------------------------------------
Net  Cash  Flows  Used  in
   Operating  Activities                             (91,800)           (91,800)
--------------------------------------------------------------------------------
Cash  Flow  Used  For  Investing Activities                0                  0
                                                           0                  0
Cash  Flow  From  Financing  Activities
     Shares  issued  for  cash                       100,000            100,000
Increase  (Decrease)  in  Cash                         8,200              8,200
Cash-Beginning  of  Period                                 0                  0
                                                           0                  0
Cash-End  of  Period                             $     8,200        $     8,200
================================================================================
Supplemental  Cash  Flow  Information:
Cash  Paid  for:
     Interest                                        $     0            $     0
     Taxes                                           $     0            $     0
Non-Cash  Financing  Activities
     The Company issued 5,135,000 shares of common stock for organization costs. These costs were valued at $5,135 and expensed in 1999.

    The accompanying notes are an integral part of these Financial Statements

                               NETPARTS.COM, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                December 31, 1999

NOTE  1  -     SIGNIFICANT  ACCOUNTING  POLICIES

     a.  Organization

     NetParts.Com, Inc. ("the Company") was incorporated under the laws of the State of Nevada on April 21, 1999. The Company is organized to create a series of 16 specialized auto salvage yards whereby the salvageable components will be inventoried on a computer and listed on the internet.

     b.  Accounting  Method

     The Company recognizes income and expenses on the accrual basis of accounting.

     c.  Earnings  (Loss)  Per  Share

     The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

     d.  Cash  and  Cash  Equivalents

     The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

     e.  Provision  for  Income  Taxes

     No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately $96,935 that will be offset against future taxable income. These NOL carryforwards begin to expire in the year 2014. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater change the carryforward will expire unused.

    Deferred tax assets and the valuation account is as follows at December 31, 1999.

     Deferred  tax  asset:
        NOL  carrryforward                         $      21,208
     Valuation  allowance                                (21,208)
                                                         -------
     Total                                         $           0


     f.  Organization  Cost

     The Company incurred $5,135 of organization costs in 1999. These costs, which were paid by shareholders of the Company were exchanged for 5,135,000 shares of common stock. These costs were expensed in 1999 and will be recovered only if, the Company is able to generate positive cash flow from operations.

    The accompanying notes are an integral part of these Financial Statements

                               NETPARTS.COM, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                December 31, 1999

NOTE  2  -  GOING  CONCERN

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is dependent upon raising capital to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to find an operating company to merge with, thus creating necessary operating revenue.

NOTE  3  -  DEVELOPMENT  STAGE  COMPANY

     The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and developing its business operations in order to generate significant revenues.

NOTE  4-  RELATED  PARTY

     During 1999, Intrepid International, a major shareholder, was paid $52,500 for professional services rendered to the Company.

--------------------------------------------------------------------------------
                                       F-2
                         UNAUDITED FINANCIAL STATEMENTS
                                       OF
                               NETPARTS.COM, INC.
                     FOR THE FIVE MONTHS ENDED MAY 31, 2000
--------------------------------------------------------------------------------

                               NETPARTS.COM, INC.
                           BALANCE SHEETS (UNAUDITED)
                              May 31, 1999 and 2000

                                                          May 31,     December 31,
                                                             2000            1999
                                                        ----------  --------------
Assets
CURRENT ASSETS
Cash                                                    $   1,200   $       8,200
TOTAL CURRENT ASSETS                                        1,200           8,200
                                                        ----------  --------------
TOTAL ASSETS                                            $   1,200   $       8,200
                                                        ==========  ==============
Liabilities and Stockholders Equity
LIABILITIES
Accounts payable                                        $   3,405   $           0
Total accounts payable
STOCKHOLDERS' EQUITY
Common Stock, $.001 par value; authorized 100,000,000
   shares; issued and outstanding, 7,135,000 shares         7,135           7,135
Additional paid-in capital                                 98,000          98,000
Accumulated equity (deficit)                             (107,340)        (96,935)
Total Stockholders' Equity                                 (2,205)          8,200
                                                        ----------  --------------
Total Liabilities and Stockholders' Equity              $   1,200   $       8,200
                                                        ==========  ==============

   The accompanying notes are an integral part of these financial statements.

                               NETPARTS.COM, INC.
                      STATEMENTS OF OPERATIONS (UNAUDITED)
                              May 31, 1999 and 2000

                                                        From
                                                        Inception
                           From January   From April           (April
                              1, 2000 to   21, 1999 to   21, 1999) to
                           May 31,        May 31,       May 31,
                                    2000          1999           2000
                           -------------  ------------  -------------
Revenues                   $           0  $          0  $           0
                           -------------  ------------  -------------
Net Loss from Operations          10,405         5,135        107,340
Net Income (Loss)          $      10,405  $      5,135  $     107,340
                           =============  ============  =============
Loss per Share             $     0.00146  $    0.00100  $     0.01568
                           =============  ============  =============
Weighted Average
    Shares Outstanding         7,135,000     5,135,000      6,846,475
                           =============  ============  =============

   The accompanying notes are an integral part of these financial statements.

                               NETPARTS.COM, INC.
             STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)(UNAUDITED)
            From inception (April 21, 1999) through December 31, 1999
                And for the five month period ended May 31, 2000

                                                     Additional   Accumulated    Total Stock-
                                  Common     Par     Paid-In      Equity         holders' Equity
                                  Stock      Value   Capital          (Deficit)          (Deficit)
                                  ---------  ------  -----------  -------------  -----------------
Common Stock issued at inception  5,135,000  $5,135  $         0  $          0   $          5,135
Sale of Common Stock for
     $0.05 per share              2,000,000   2,000       98,000             0                  0
Net loss during period                    0       0            0       (96,935)                 0
Balance at December 31, 1999      7,135,000  $7,135  $    98,000      ($96,935)  $          8,200
Net loss during period                    0       0            0       (10,405)                 0
Balance at May 31, 2000           7,135,000  $7,135  $    98,000     ($107,340)           ($2,205)

   The accompanying notes are an integral part of these financial statements.

                               NETPARTS.COM, INC.
                      STATEMENTS OF CASH FLOWS (UNAUDITED)
                              May 31, 1999 and 2000

                                                                     From
                                                                   Inception
                                   From January    From April         (April
                                     1, 2000 to    21, 1999 to    21, 1999) to
                                       May 31,        May 31,      December 31,
                                        2000           1999            1999
                                  --------------  -------------  --------------
Operating Activities
Net Income (Loss)                 $      10,405   $      5,135   $     107,340
Items not affecting cash:
      Stock issued for services               0         (5,135)         (5,135)
                                  --------------  -------------  --------------
Net Cash from Operations                (10,405)           -0-        (102,205)
Cash from financing activities
Increase in accounts payable              3,405              0           3,405
Sale of Common Stock                          0              0         100,000
                                  --------------  -------------  --------------
Cash Increase (Decrease)                 (7,000)           -0-           1,200
Beginning Cash                            8,200              0               0
Cash as of Statement Date         $       1,200   $          0   $       1,200
                                  ==============  =============  ==============

   The accompanying notes are an integral part of these financial statements.

                               NETPARTS.COM, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                  May 31, 2000

NOTE  I  -       SIGNIFICANT  ACCOUNTING  POLICIES

a.     Organization

NetParts.Com, Inc. ("the Company") was incorporated under the laws of the State of Nevada on April 21, 1999. The Company is organized to create a series of 16 specialized auto salvage yards whereby the salvageable components will be inventoried on a computer and listed on the internet. The Company is currently inactive and searching for a merger candidate.

b.     Accounting  Method

The  Company  recognizes income and expenses on the accrual basis of accounting.

c.     Earnings  (Loss)  Per  Share

The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

d.     Cash  and  Cash  Equivalents

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

e.     Provision  for  Income  Taxes

No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately $96,935 that will be offset against future taxable income. These NOL carryforwards begin to expire in the year 2014. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater change the carryforward will expire unused.

Deferred tax assets and the valuation account is as follows at December 31, 1999 and May 31, 2000.
                             May  31,     December  31,
                               2000           1999
----------------------------------------------------
     Deferred  tax  asset:
     NOL  carrryforward     $  20,897     $  20,897
     Valuation  allowance     (20,897)      (20,897)
====================================================
     Total                          0             0

f.      Organization  Cost

The Company incurred $5,135 of organization costs in 1999. These costs, which were paid by shareholders of the Company were exchanged for 5,135,000 shares of common stock. These costs were expensed in 1999 and will be recovered only if, the Company is able to generate positive cash flow from operations.

                               NETPARTS.COM, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                  May 31, 2000

NOTE  2  -  GOING  CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is dependent upon raising capital to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to find an operating company to merge with, thus creating necessary operating revenue.

NOTE  3  -  DEVELOPMENT  STAGE  COMPANY

The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and developing its business operations in order to generate significant revenues.

NOTE  4-  RELATED  PARTY

During 1999, Intrepid International, a major shareholder, was paid $52,500 for professional services rendered to the Company.

--------------------------------------------------------------------------------
                                    PART III
--------------------------------------------------------------------------------

                           ITEM 1.  INDEX TO EXHIBITS.
--------------------------------------------------------------------------------


                                  Exhibit Index
Exhibit      Table  Category  /  Description  of  Exhibit     Page  Number
Table
#
--------------------------------------------------------------------------------
            [3]   ARTICLES/CERTIFICATES OF INCORPORATION, AND BY-LAWS
3.1      Articles of Incorporation of the Registrant                          37
3.2      By-Laws of this Registrant                                           40
                            [10]   MATERIAL CONTRACTS
10.1    Intrepid International Financial Services Consulting Agreement        49
================================================================================

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to signed on its behalf by the undersigned, thereunto authorized.


                               NETPARTS.COM, INC.

                                       by


/s/Donald Jackson Wells       /s/Larry Wayne Zientek      /s/Joseph A. Kane
Donald Jackson Wells          Larry Wayne Zientek         Joseph A. Kane
President/Director            Treasurer/Director          Secretary/Director

--------------------------------------------------------------------------------
                                   EXHIBIT 3.1

                  ARTICLES OF INCORPORATION: OF THIS REGISTRANT
--------------------------------------------------------------------------------

                            ARTICLES OF INCORPORATION
                                       OF
                               NETPARTS.COM, INC.


     ARTICLE  I.  The  name  of  the  Corporation  is  NETPARTS.COM,  INC.

     ARTICLE II. Its principal office in the State of Nevada is 774 Mays Blvd. #10, Incline Village NV 89452. The initial resident agent for services of process at that address is N&R Ltd. Group, Inc

     ARTICLE III. The purposes for which the corporation is organized are to engage in any activity or business not in conflict with the laws of the State of Nevada or of the United States of America. The period of existence of the corporation shall be perpetual.

     ARTICLE IV. The corporation shall have authority to issue an aggregate of 100,000,000 shares of common voting equity stock of par value one mil ($0.001) per share, and no other class or classes of stock, for a total capitalization of $100,000. The corporation's capital stock may be sold from time to time for such consideration as may be fixed by the Board of Directors, provided that no consideration so fixed shall be less than par value.

     ARTICLE V. No shareholder shall be entitled to any preemptive or preferential rights to subscribe to any unissued stock or any other securities which the corporation may now or hereafter be authorized to issue, nor shall any shareholder possess cumulative voting rights at any shareholders meeting, for the purpose of electing Directors, or otherwise.

     ARTICLE VI. The name and address of the Incorporator of the corporation is William Stocker, Attorney at Law, 34700 Pacific Coast Highway, Suite 303, Capistrano Beach CA 92624, phone (949) 248-9561, fax (949) 248-1688. The affairs of the corporation shall be governed by a Board of Directors of not less than one (1) nor more than (7) persons. The Incorporator shall act as Sole Initial Director.

     ARTICLE VII. The Capital Stock, after the amount of the subscription price or par value, shall not be subject to assessment to pay the debts of the corporation, and no stock issued, as paid up, shall ever be assessable or assessed.

     ARTICLE VIII. The initial By-laws of the corporation shall be adopted by its Board of Directors. The power to alter, amend or repeal the By-laws, or adopt new By-laws, shall be vested in the Board of Directors, except as otherwise may be specifically provided in the By-laws.

     I THE UNDERSIGNED, being the Incorporator hereinbefore named for the purpose of forming a corporation pursuant the General Corporation Law of the State of Nevada, do make and file these Articles of Incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have set my hand hereunto this Day,

April  20,  1999.


                               /s/ William Stocker
                                 William Stocker
                                 Attorney at Law
                                  Incorporator

--------------------------------------------------------------------------------
                                   EXHIBIT 3.2
                                     BY-LAWS:
--------------------------------------------------------------------------------

                                     BY-LAWS
                                       OF
                               NETPARTS.COM, INC.
                              A NEVADA CORPORATION


                                    ARTICLE I
                                CORPORATE OFFICES


     The principal office of the corporation in the State of Nevada shall be located at 774 Mays Blvd. Suite 10, Incline Village NV 89451. The corporation may have such other offices, either within or without the State of incorporation as the board of directors may designate or as the business of the corporation may from time to time require.


                                   ARTICLE II
                             SHAREHOLDERS' MEETINGS

SECTION  1.  PLACE  OF  MEETINGS

     The directors may designate any place, either within or without the State unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting called by the directors. A waiver of notice signed by all stockholders entitled to vote at a meeting may designate any place, either within or without the State unless otherwise prescribed by statute, as the place for holding such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal office of the corporation.

SECTION  2.  ANNUAL  MEETINGS

     The time and date for the annual meeting of the shareholders shall be set by the Board of Directors of the Corporation, at which time the shareholders shall elect a Board of Directors and transact any other proper business. Unless the Board of Directors shall determine otherwise, the annual meeting of the shareholders shall be held on the second Monday of June in each year, if not a holiday, at Ten o'clock A.M., at which time the shareholders shall elect a Board of Directors and transact any other proper business. If this date falls on a holiday, then the meeting shall be held on the following business day at the same hour.

SECTION  3.  SPECIAL  MEETINGS

     Special meetings of the shareholders may be called by the President, the Board of Directors, by the holders of at least ten percent of all the shares entitled to vote at the proposed special meeting, or such other person or persons as may be authorized in the Articles of Incorporation.

SECTION  4.  NOTICES  OF  MEETINGS

     Written or printed notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) days nor more than sixty (60) days before the date of the meeting, either personally or by mail, by the direction of the president, or secretary, or the officer or persons calling the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.
Closing  of  Transfer  Books  or  Fixing  Record  Date.

     (a) For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the directors of the corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case twenty (20) days. If the stock transfer books be closed for the purpose of determining stockholders entitled to notice or to vote at a meeting of stockholders, such books shall be closed for at least twenty
(20)  days  immediately  preceding  such  meeting.

     (b) In lieu of closing the stock transfer books, the directors may prescribe a day not more than sixty (60) days before the holding of any such meeting as the day as of which stockholders entitled to notice of the and to vote at such meeting must be determined. Only stockholders of record on that day are entitled to notice or to vote at such meeting

     (c) The directors may adopt a resolution prescribing a date upon which the stockholders of record are entitled to give written consent to actions in lieu of meeting. The date prescribed by the directors may not precede nor be more than ten (10) days after the date the resolution is adopted by directors.

SECTION  5.  VOTING  LIST.

     The officer or agent having charge of the stock transfer books for the shares of the corporation shall make, at least ten (10) days before each meeting of stockholders, a complete list of stockholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of and number of shares held by each, which list, for a period of ten
(10) days prior to such meeting, shall be kept on file at the principal office of the corporation and shall be subject to inspection by any stockholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting. The original stock transfer book shall be prima facie evidence as to who are the stockholders entitled to examine such list or transfer books or to vote at the meeting of stockholders.

SECTION  6.  QUORUM.

     At any meeting of stockholders, a majority of fifty percent plus one vote, of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than said number of the outstanding shares are represented at a meeting, a majority of the outstanding shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting originally notified. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

SECTION  7.  PROXIES.

     At all meetings of the stockholders, a stockholder may vote by proxy executed in writing by the stockholder or by his duly authorized attorney in fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting. Such proxies may be deposited by electronic transmission.

SECTION  8.  VOTING.

     Each stockholder entitled to vote in accordance with the terms and provisions of the certificate of incorporation and these by-laws shall be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such shareholder. Upon the demand of any stockholder, the vote for directors and upon any question before the meeting shall be by ballot. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided by the Certificate of Incorporation or the laws of Nevada.

SECTION  9.  ORDER  OF  BUSINESS.

     The order of business at all meetings of the stockholders, shall be as follows:

     a.     Roll  Call.
     b.     Proof  of  notice  of  meeting  or  waiver  of  notice.
     c.     Reading  of  minutes  of  preceding  meeting.
     d.     Reports  of  Officers.
     e.     Reports  of  Committees.
     f.     Election  of  Directors.
     g.     Unfinished  Business.
     h.     New  Business.


SECTION  10.  INFORMAL  ACTION  BY  STOCKHOLDERS.

     Unless otherwise provided by law, any action required to be taken, or any other action which may be taken, at a meeting of the stockholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the stockholders entitled to vote with respect to the subject matter thereof. Unless otherwise provided by law, any action required to be taken, or any other action which may be taken, at a meeting of the stockholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by a Majority of all of the stockholders entitled to vote with respect to the subject matter thereof at any regular meeting called on notice, and if written notice to all shareholders is promptly given of all action so taken.

SECTION  11.  BOOKS  AND  RECORDS.

     The Books, Accounts, and Records of the corporation, except as may be otherwise required by the laws of the State of Nevada, may be kept outside of the State of Nevada, at such place or places as the Board of Directors may from time to time appoint. The Board of Directors shall determine whether and to what extent the accounts and the books of the corporation, or any of them, other than the stock ledgers, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account or book or document of this Corporation, except as conferred by law or by resolution of the stockholders or directors. In the event such right of inspection is granted to the Stockholder(s) all fees associated with such inspection shall be the sole expense of the Stockholder(s) demanding the inspection. No book, account, or record of the Corporation may be inspected without the legal counsel and the accountants of the Corporation being present. The fees charged by legal counsel and accountants to attend such inspections shall be paid for by the Stockholder demanding the inspection.


                                   ARTICLE III
                               BOARD OF DIRECTORS

SECTION  1.  GENERAL  POWERS.

     The business and affairs of the corporation shall be managed by its board of directors. The directors shall in all cases act as a board, and they may adopt such rules and regulations for the conduct of their meetings and the management of the corporation, as they may deem proper, not inconsistent with these by-laws and the laws of this State.

SECTION  2.  NUMBER,  TENURE,  AND  QUALIFICATIONS.

     The number of directors of the corporation shall be a minimum of one (l) and a maximum of nine (7), or such other number as may be provided in the Articles of Incorporation, or amendment thereof. Each director shall hold office until the next annual meeting of stockholders and until his successor shall have been elected and qualified.

SECTION  3.  REGULAR  MEETINGS.

     A regular meeting of the directors, shall be held without other notice than this by-law immediately after, and at the same place as, the annual meeting of stockholders. The directors may provide, by resolution, the time and place for holding of additional regular meetings without other notice than such resolution.

SECTION  4.  SPECIAL  MEETINGS.

     Special meetings of the directors may be called by or at the request of the president or any two directors. The person or persons authorized to call special meetings of the directors may fix the place for holding any special meeting of the directors called by them.

SECTION  5.  NOTICE.

     Notice of any special meeting shall be given at least one day previously thereto by written notice delivered personally, or by telegram or mailed to each director at his business address. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

SECTION  6.  QUORUM.

     At any meeting of the directors fifty (50) percent shall constitute a quorum for the transaction of business, but if less than said number is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

SECTION  7.  MANNER  OF  ACTING.

     The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the directors.

SECTION  8.  NEWLY  CREATED  DIRECTORSHIPS  AND  VACANCIES.

     Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board for any reason except the removal of directors without cause may be filled by a vote of the majority of the directors then in office, although less than a quorum exists. Vacancies occurring by reason of the removal of directors without cause shall be filled by vote of the stockholders. A director elected to fill a vacancy caused by resignation, death or removal shall be elected to hold office for the unexpired term of his predecessor.

SECTION  9.  REMOVAL  OF  DIRECTORS.

     Any or all of the directors may be removed for cause by vote of the stockholders or by action of the board. Directors may be removed without cause only by vote of the stockholders.

SECTION  10.  RESIGNATION.

     A director may resign at any time by giving written notice to the board, the president or the secretary of the corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the board or such officer, and the acceptance of the resignation shall not be necessary to make it effective.

SECTION  11.  COMPENSATION.

     No compensation shall be paid to directors, as such, for their services, but by resolution of the board a fixed sum and expenses for actual attendance at each regular or special meeting of the board may be authorized. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

SECTION  12.  EXECUTIVE  AND  OTHER  COMMITTEES.

     The board, by resolution, may designate from among its members an executive committee and other committees, each consisting of one (l) or more directors. Each such committee shall serve at the pleasure of the board.


                                   ARTICLE IV
                                    OFFICERS


SECTION  1.  NUMBER.

     The officers of the corporation shall be the president, a secretary and a treasurer, each of whom shall be elected by the directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the directors.

SECTION  2.  ELECTION  AND  TERM  OF  OFFICE.

     The officers of the corporation to be elected by the directors shall be elected annually at the first meeting of the directors held after each annual meeting of the stockholders. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided. In the event that no election of officers be held by the directors at that time, the existing officers shall be deemed to have been confirmed in office by the directors.

SECTION  3.  REMOVAL.

     Any officer or agent elected or appointed by the directors may be removed by the directors whenever in their judgement the best interest of the corporation would be served thereby, but such removal shall be without prejudice to contract rights, if any, of the person so removed.

SECTION  4.  VACANCIES.

     A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the directors for the unexpired portion of the term.

SECTION  5.  PRESIDENT.

     The president shall be the principal executive officer of the corporation and, subject to the control of the directors, shall in general supervise and control all of the business and affairs of the corporation. He shall, when present, preside at all meetings of the stockholders and of the directors. He may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the directors have authorized to be executed, except in cases where the directors or by these by-laws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the directors from time to time.

SECTION  6.  CHAIRMAN  OF  THE  BOARD.

     In the absence of the president or in the event of his death, inability or refusal to act, the chairman of the board of directors shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The chairman of the board of directors shall perform such other duties as from time to time may be assigned to him by the directors.

SECTION  7.  SECRETARY.

     The secretary shall keep the minutes of the stockholders' and of the directors' meetings in one or more books provided for that purpose, see that all notices are duly given in accordance with the provisions of these by-laws or as required, be custodian of the corporate records and of the seal of the corporation and keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder, have general charge of the stock transfer books of the corporation and in general perform all the duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the directors.

SECTION  8.  TREASURER.

     If required by the directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the directors shall determine. He shall have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with these by-laws and in general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him by the president or by the directors.


SECTION  9.  SALARIES.

     The salaries of the officers shall be fixed from time to time by the directors and no officer shall be prevented from receiving such salary by reason of fact that he is also a director of the corporation.


                                    ARTICLE V
                      CONTRACTS, LOANS, CHECKS AND DEPOSITS

SECTION  1.  CONTRACTS.

     The directors may authorize any officer or officers, agent or agents to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.


SECTION  2.  LOANS.

     No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the directors. Such authority may be general or confined to specific instances.

SECTION  3.  CHECKS,  DRAFTS,  ETC.

     All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the directors.

SECTION  4.  DEPOSITS.

     All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the directors may select.


                                   ARTICLE VI
                                   FISCAL YEAR

     The fiscal year of the corporation shall begin on the 1st day of January in each year, or on such other day as the Board of Directors shall fix.

                                   ARTICLE VII
                                    DIVIDENDS

     The directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law.


                                  ARTICLE VIII
                                      SEAL

     The directors may provide a corporate seal which shall have inscribed thereon the name of the corporation, the state of incorporation, year of incorporation and the words, "Corporate Seal".


                                   ARTICLE IX
                                WAIVER OF NOTICE

     Unless otherwise provided by law, whenever any notice is required to be given to any stockholder or director of the corporation under the provisions of these by-laws or under the provisions of the articles of incorporation, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.


                                    ARTICLE X
                                   AMENDMENTS

     These by-laws may be altered, amended or repealed and new by-laws may be adopted in the same manner as their adoption, by the Board of Directors if so adopted; by a vote of the stockholders representing a majority of all the shares issued and outstanding, if so adopted or adopted by the Board of Directors; or, in any case, at any annual stockholders' meeting or at any special stockholders' meeting when the proposed amendment has been set out in the notice of such meeting.


                                  CERTIFICATION

     THE SECRETARY of the Corporation hereby certifies that the foregoing is a true and correct copy of the By-Laws of the Corporation named in the title thereto and that such By-Laws were duly adopted by the Board of Directors of said Corporation on the date set forth below.

EXECUTED,  AND  CORPORATE  SEAL  AFFIXED,  this  day  of  April  21,  1999.


                               /s/ Joseph A. Kane
                                 Joseph A. Kane
                                    Secretary

--------------------------------------------------------------------------------
                                  EXHIBIT 10.1

                              INTREPID INTERNATIONAL
                     FINANCIAL SERVICES CONSULTING AGREEMENT
--------------------------------------------------------------------------------

                             INTREPID INTERNATIONAL
                               FINANCIAL SERVICES
                              CONSULTING AGREEMENT

THIS AGREEMENT is made by and between Intrepid International, Ltd., a Nevada Corporation, (hereafter IIL ), and NetParts.com, Inc. a Nevada Corporation, (hereafter Client ) and dated April 21, 1999. In consideration of the mutual promises contained herein, and on the terms and conditions herein set forth, the parties agree as follows:

     1.  RETAINER  AGREEMENT.

     Intrepid International, Ltd. is hereby retained as financial services consultants for the Client, consistent with that certain Description of Mission and Services Offered, a copy of which is Attachment 1 to this Consulting Agreement, and incorporated herein by this reference as though fully set forth herein. Among the services to be provided and contemplated by this arrangement are the services of its President, Kirt W. James (billable at $150.00/hr), its prime consultant, J. Dan Sifford Jr. (billable at $240.00/hr), and such incidental secretarial services (billable at $100.00/hr) as may be reasonably and necessarily performed by its secretary. Additional services may be performed by subcontractors of IIL, subject to arrangements approved by Client in advance.


     2.  SERVICES

     IIL agrees to provide, as requested, the widest possible range of and Financial Consulting services, to Management of Client, subject to, limited by and consistent with that certain Description of Mission and Services Offered, a copy of which is Attachment 1 to this Consulting Agreement, and incorporated herein by this reference as though fully set forth herein. Such services include, as requested by Client, coordination of public relations, shareholder relations, audit coordination, certificate and transfer coordination, coordination of relationships with market-makers and broker dealers in the securities of Client and consulting services, incidental analysis and, where appropriate, and subject to the accompanying Attorney Disclosure Agreement, written legal opinions by IIL Counsel acting, as requested by Client, as Special Securities Counsel with Limited Authority, and the preparation and coordination of annual, quarterly and current filings as may be required of the Client pursuant to the Securities and Exchange Act of 1934 and Regulations of the Securities and Exchange Commission promulgated pursuant to the 1934 Act.


     3.  COMPENSATION

     In consideration for such services, Client agrees to pay IIL pursuant to fee schedule set forth in paragraph 1 above. Billings for services shall be invoiced by IIL and paid upon receipt.


     4.  PAYMENT  OF  EXPENSES

     IIL must secure in writing approval in advance for any expense that may be contracted on behalf of Client in excess of $400 in the aggregate. Expenses, if approved, are to be invoiced by IIL and paid upon receipt. In addition to charges for services, Client will be billed for all normal and incidental identifiable costs such as copying charges, telephone expenses, delivery fees, filing fees, and transcription fees; however, travel expenses, expert witness fees and other extraordinary charges will not be incurred without prior approval.


     5.  UNPAID  CHARGES

     It is agreed that if at any time any invoice rendered by this Firm to Client for investment banking, appropriate legal services and expenses remains unpaid for any reason for longer than 30 days, we shall have the right to discontinue performance of further services and to withdraw as your attorneys, regardless of the status of any matter in which we will be involved and regardless of any event or proceeding which may then be pending, unless we have reached a subsequent written agreement with respect thereto.


     6.  LATE  CHARGES

     An amount past due will incur a late charge, after 30 days, of 1.5% per month (18% per annum) of the total unpaid balance. Late charges will continue to accrue at the same rate on any unpaid balance during any collection efforts and until the entire bill is paid in full, unless a subsequent agreement with respect to such charges is made and reduced to writing. Should it become necessary to seek collection of any past due statement, you agree to pay all reasonable costs of collection including reasonable attorneys' fees and all interest incurred.


     7.  ARBITRATION  OF  ANY  DISPUTES

     It is agreed that any dispute arising our of this Agreement, or the Firm's representation of you, shall be resolved by binding arbitration in Las Vegas, Nevada, by the American Arbitration Association.


     8.  LIABILITY  OF  IIL

     In furnishing Client with advice and other services as requested, neither IIL nor any owner, employee or agent of IIL, shall be liable to Client or its creditors for ordinary errors of judgment or for anything except gross negligence, wilful malfeasance, or bad faith, in the performance of its duties or reckless disregard of its obligations and duties under the terms of this agreement. It is further understood and agreed that IIL may rely upon information furnished to it reasonably believed to be accurate and reliable and that, except as herein provided, IIL shall not be accountable for any loss suffered by Client by reason of Client's action or non-action on the basis of advice, recommendation or approval of IIL, its owners, employees or agents.


     9.  GOOD  FAITH  AND  FAIR  DEALING

     All parties to this agreement hereby covenant expressly to deal with each other honestly, fairly and in good faith in all respects, and to provide each other with reasonable further assurances in furtherance of their mutual performances with respect to this Agreement.

     10.  INDEPENDENT  CONTRACTOR

     IIL is and shall at all times be understood and deemed to be an independent contractor without authority to act or represent Client or its clients, except as provided or authorized in this agreement.


     11.  NON-EXCLUSIVITY

     Client recognizes and acknowledges that this agreement is non-exclusive, and that accordingly IIL now renders and may in the future render services to other clients, some of which may be of a nature similar to those agreed to be performed herein, or to clients with similar businesses, needing similar advice. IIL is and shall be free to render any such service or advice and shall not be required to devote full-time and attention to its obligations under this agreement, but only such amount as is reasonably necessary.


     12.  CONTROL

     Nothing contained herein shall be deemed to require any action by any Corporation contrary to law or its constituent documents or to relieve the board of directors thereof from responsibility for control of the affairs of such corporation.


     13.  OWNERSHIP  OF  FILES  AND  RECORDS

     Except as to original records or any records or files which we accept upon the understanding that they belong to you, it hereby is agreed that all files, copies of documents, correspondence or other materials which we may accumulate in connection with your representation, including copies of materials filed with any regulatory agency, shall be the property of IIL. Upon the termination of the engagement, IIL will return any property belonging to you upon your request. Copies of our files and other materials which IIL may have accumulated during our representation will be made available to Client at its expense; however, it is specifically agreed that IIL shall have the right, in its discretion, to dispose of these files at such times as it determines reasonably that such files need not be retained any longer. After such destruction, such files will no longer be available.


     14.  TERMINATION

     The term of this agreement shall begin with the complete execution hereof, and shall continue in effect for until terminated by either party in writing. Upon termination, all accrued charges shall be promptly invoiced and paid.


     15.  MISCELLANEOUS

     This agreement sets forth the entire agreement and understanding between the parties and supersedes all prior discussions, agreements and understandings, if any, of any and every kind and nature, between them. This agreement is made and shall be construed and interpreted according to the laws of the Client's place of Incorporation if that be Nevada or Texas, and if not, pursuant to the laws of the State of Nevada.

     ACCORDINGLY the parties cause this agreement to be signed by their duly authorized representative, as of the date written below.



                          Intrepid International, Ltd.

                                       by

                                /s/Kirt W. James
                            Kirt W. James, President


THE ABOVE IS UNDERSTOOD AND AGREED TO and I state under the penalties of perjury that I am authorized to execute this letter agreement:

     NetParts.com,  Inc.



Date:  April  21,  1999     By:
/s/ Donald  Jackson  Wells
    Donald  Jackson  Wells,  President

--------------------------------------------------------------------------------
                                  Attachment 1
                   DESCRIPTION OF MISSION AND SERVICES OFFERED
--------------------------------------------------------------------------------

                          Intrepid International, S. A.
                   DESCRIPTION OF MISSION AND SERVICES OFFERED


                              I.  MISSION STATEMENT

     INTREPID  INTERNATIONAL,  S.  A.  (  the  Company ) was incorporated in the
Republic of Panam in 1984 to offer financial services to natural resource companies, primarily those engaged in the production of oil and gas. Following the world wide collapse of oil prices in the mid-eighties, the Company broadened the focus of its universe of support services to include a wider range of companies, with an emphasis on public companies and private companies, companies engaged in the transition from privately held to publicly held, and development stage companies, whether public or private, requiring professional business and corporate guidance. In August of 1997 the Company sought a United States Representative and entered into a relationship with a group of corporate and business specialists who, after contracting with the Company, incorporated as INTREPID INTERNATIONAL, LTD. ( Intrepid US ) to provide the required representation and agency for the Company in North America and Europe. Intrepid US is incorporated in the State of Nevada.

     Intrepid enjoys a wide range of brokerage community and financial services relationships which form the basis of its ability to introduce client companies to consultants, professionals, broker dealers and others who may be of service to client companies in pursuing the business plan and other objectives the client may have.

     Intrepid is not an investment banker, nor a broker or dealer in securities. Intrepid is a provider of technical support services to client companies.
Intrepid does not practice law or supply legal services generally, however, Intrepid's counsel may, under appropriate circumstances be available to client's counsel, where such assistance is requested and appropriate.

     Intrepid provides its services on a negotiated time/fee basis. Intrepid does not provide services for commissions based upon the success or failure of any corporate program, and Intrepid is not a fund-raiser or a source of capital financing. However, sources of capital financing exist, and Intrepid is often able to provide the introductions to suitable professionals, business brokers and securities professionals who may be able to assist an issuer in developing or executing such fund raising programs as the issuer may adopt.

     The principal focus and benefit of the services offered by Intrepid are not its client's capital formation nor fund raising activities, but the refinement of client's business plan, analysis of its corporate structure, evaluation of its current filing status and filing responsibilities, currency and accuracy of financial information and auditability or status of current and past audits and audit procedures, to assist managers in making the conceptual and procedural transitions imposed upon Officers and Directors, with respect to shareholders, shareholder rights, and maintenance of the kinds current public information necessary to position a company to consider public trading of its existing securities, and to maintain its impeccability as a publicly trading company if and when its securities are exposed to the public markets.

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     Accordingly,  the  mission  of  Intrepid  is  to assist client companies in avoiding costly mistakes and pitfalls in corporate management, going public, being public, and in handling the various different relationships with professionals and the public which are appropriate, practical, efficient and cost-effective in managing a public corporation.


                            II.  SERVICES TO ISSUERS

     Every Corporation and Issuer of Securities is unique. Its businesses, structure, aspirations status and time horizons are particular to the interest of its shareholders, and the policies of its Management. Intrepid's services may address the full spectrum of corporate situations.

     A.  PUBLIC  AND  PRIVATE  COMPANIES


     1. CLOSELY HELD PRIVATE COMPANIES are corporations, limited partnerships and limited liability companies, held by a relatively small group of shareholders, often the founders, and usually not less than two nor more than 35 shareholders. Typically, the shareholders know each other and/or some or all of the managers. Such a company may have determined to stay small and never go public. Such a company may intend to grow, and keep open the vision of expanding into public ownership at some future time. There are important considerations for mangers of this latter group, chiefly the understanding that all public companies must be auditable. This means not only that books and records be kept in an orderly and consistent manner, but that some corporate understanding the special accounting rules of Regulation SX (promulgated by the Securities and Exchange Commission) be developed and considered in connection with the acquisition of assets or the issuance of stock for property or other rights, particularly. It is also important to develop an understanding, policy, format and consistent procedure for meetings of Directors, Shareholders and maintaining proper corporate minutes, from inception and thereafter.

     2. MORE WIDELY HELD PRIVATE COMPANIES are companies whose securities do not trade on any public market, but which have a growing shareholder base no longer characterized by personal relationships between shareholders and management. Such companies may wish to remain private; however, pressure to deal with public company issues may arise, invited or not, as the shareholder base expands, the business grows in profitability, size and extent of operations and the passage of time, the passing of original shareholders and the inheritance of ownership by a family group, the need to attract new investment, the desire of original owners to retire and to develop an exist strategy for the sale of their business or ownership thereof. Going public is a series of successive headaches, best cured by knowledge of potential pitfalls and early preparation for eventualities. The best policy is always to gather information early and prepare.

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     3.  PUBLIC  COMPANIES  come  in  more  than  one  distinctive  status, with different corporate responsibilities and opportunities. It is essential for all issuers of any size and status to be mindful of anti-fraud and similar provisions in connection with any transaction in securities.

       (A) 15C2-11 COMPANIES are those which do not and are not required to file reports directly to the Securities an Exchange Commission, but whose securities trade over-the-counter, normally on the OTC Bulletin Board maintained by the NASD. The OTC Bulletin board is not and must not be confused with NASDAQ. The term the over the counter market was once used to refer to NASDAQ, but that reference or the use of that terminology today is inappropriate and potentially wrongful. A 15c2-11 company has not registered the issuance of its securities under the Securities Act of 1933, nor has it registered any class of its securities for trading under the Securities Exchange Act of 1934. Such a company has acquired its shareholder base by one or more private placements or limited public offerings, perhaps pursuant to Regulations A or D, or other exemption available under the 1933 Securities Act or promulgated by the Commission pursuant to the 1933 Act. 15c2-11 Companies, which do not report to SEC, must report to current information to their market makers and others with respect to a form commonly called their 15c2-11 Report . The company must be audited and the audit must be brought current at least each fiscal year, and preferably more often. Current unaudited financial statements are important between audit cycles, and changes in the business and operations of the company, significant share ownership information, and other material information must be available to the public. Failure to do so may result in de-listing, stop trading, or even liability in extreme cases.

          The OTCBB is in transition to phase in the requirement that companies be or become reporting companies.

(B) Section15(D) COMPANIES are those which have issued securities pursuant to an effective Registration Statement, under the Securities Act of 1933. While the securities of such companies do not trade on NASDAQ or any National or Regional Exchange, such companies are required to furnish Annual Reports, Quarterly Reports, and Current Reports, in the forms prescribed by the Commission. The securities of such companies may trade on the OTC Bulletin Board, or not at all. The reporting requirements are not contingent upon whether such a company is active, trading, or not. It is vital that the financial and other information be gathered at the end of each reporting cycle and that it be presented in its appropriate form and properly and propitiously filed.

(C) Section 13 COMPANIES are those with securities that do trade on NASDAQ or an Exchange, or even if not trading, which have a class of securities registered under 12(b) or 12(g) of the Securities Exchange Act of 1934. Such Issuers have extensive additional reporting requirement under 13 of the 1934 Act and Regulations promulgated with respect thereto. These companies must be concerned with reports of insider trading, and must observe special rules for calling shareholder meetings whether or not proxies are solicited, among other specific and detailed requirements.

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      (D)  THE MOST COMMON PITFALL of private companies which have become public by submission through a broker/dealer (market maker) to the NASD for permission to publish a quote on the OTC Bulletin Board is quite simply stated: once the Company is up, and conditions change, or time passes, the public information concerning the company grows stale. Companies must maintain a regular updating process, chiefly of financial information, un-audited quarterly financial statements, and an annual year-end audit. 15c2-11 Companies, which do not report to SEC, must report to current information to their market makers and others with respect to a form commonly called their 15c2-11 Report . Reporting Companies use SEC forms and file quarterly, annually. Current significant events must be disclosed promptly in any case. The company must be audited and the audit must be brought current at least each fiscal year, and preferably more often. Current unaudited financial statements are important between audit cycles, and changes in the business and operations of the company, significant share ownership information, and other material information must be available to the public. Failure to do so may result in de-listing, stop trading, or even liability in extreme cases.

     B. INTREPID OFFERS technical, clerical, and professional support for private and public issuers at each of the stages of corporate development. Its particular services are those that the particular issuer requires and requests. Intrepid has no fixed program. It can provide some or all of the appropriate services, to complement and support the skills, knowledge, experience and availabilities of corporate management.


     1. AUDIT COORDINATION. The basic and fundamental focus of responsible corporate management is the maintenance of proper financial information in auditable form. A company which is not auditable cannot go public, and may find itself unsalable even privately. A public company cannot acquire a private company or its business unless the target of acquisition is capable of being audited. Reg SX audits involve special considerations and must be conducted by auditors professionally equipped, and preferably experienced, for doing audits designed to meet the standards and possible review by NASD and/or SEC examiners. The audit is the table on which the house of cards rests. Its importance cannot be overstated. Many issuers find it useful to obtain audit coordination services, to assist them in communicating effectively with their independent auditor, and in identifying the information to be gathered for the auditor, and submitting such information in the form must useful to the auditor for efficiency and accuracy. Intrepid can provide references to any one or all of a number of experienced auditors, with special expertise in various business segments, or can assist the issuer in working with any qualified auditor of its choice. Intrepid can evaluate the adequacy of audit procedures and alert the issuer if something not considered should require attention. Intrepid does not conduct audits or instruct or control auditors or the results of any audit. Intrepid facilitates effective communication between auditor and issuer, if and as desired by its clients. Intrepid's evaluation of auditors for its clients is limited to whether the designated auditor is effectively conversant with Regulation SX, and whether the auditors experience and qualifications appear reasonably suitable for the size and scope of the audit required.

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     2.  BUSINESS  PLANS  AND MISSION STATEMENTS are important documents for any corporation public or private. The Mission Statement sets for the goals of the business. The Business Plan describes the business, its personnel, its operations, earnings, facilities and perhaps its projections for future years of operation based upon assumptions carefully considered. The effectiveness and credibility of these documents, for any purpose, depends upon their meeting the formal and contextual expectations of persons who read such plans regularly. Intrepid can assist any company in development of such documents to any standard the client may require. Such documents are not offering documents. They should not be confused with offers of securities or solicitations of investment. While they may be useful in connection with such activities, offering documents require special attention and must never be casually constructed or disseminated.

     3. BUSINESS VALUATION AND APPRAISALS are often useful to owners and managers of business. Intrepid can provide detailed professional evaluation and appraisals of any going concern, which meet the highest professional standards. Such appraisals may be useful for internal information, or in connection with purchase or sale of a given business. Such Valuations and Appraisals of businesses are not audits or financial statements respecting the issuer of securities and should not be confused with offers of securities or solicitations of investment. While they may be useful in connection with such activities, offering documents require special attention and must never be casually constructed or disseminated.

     4. CERTIFICATE AND TRANSFER AGENCY. Intrepid is not a Transfer Agent nor Agent for maintaining the Certificate and Transfer Records of its issuer-clients. Many small or private issuers maintain their own records and perform their own Certificate and Transfer function. When the securities of an issuer are traded publicly, or when private transactions become other than routine and rare, the company should retain the services of a bonded Certificate and Transfer Agent, for its own protection and to insure the orderly and professional handling of its Certificate and Transfer function. Intrepid can recommend such agencies from a number of reputable choices, and, whatever choice, can assist and coordinate the process by which the Agent is engaged, a certified shareholder list prepared, and Intrepid can co-ordinate communication between the issuer and its Transfer Agent, if desired by its client.

     5. LEGAL OPINIONS. Many different corporate transactions require or are facilitated by a legal opinion by an attorney. There is no reason why such opinions could not or should not be prepared by the client's own counsel or independent counsel of the client's choice. Some clients express the preference that certain legal opinions be provided or secured by Intrepid as a part of the services selected and requested by the client. Depending upon the nature of the opinion required, Intrepid's counsel may be able to provide appropriate legal opinions on the issuer's behalf of for the issuer's benefit; provided that at all times material to such participation, and to any participation, by Intrepid Counsel, it be clearly and expressly understood that Intrepid Counsel is counsel to Intrepid, and not to the Issuer, and that should the Issuer request for its own benefit that Intrepid Counsel be regarded or referred to as Special Counsel to the Issuer, it be understood and intended that any such participation be limited to the specific purposes for which Intrepid may have been retained, and

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limited  to  the  specific  tasks  requested of Intrepid which are appropriately referred to its Counsel. Intrepid Counsel shall not become or be construed to be an advisor or confidant of any client outside the scope of activities requested by the Client of Intrepid. Intrepid Counsel shall be available to consult with Client's counsel in a normal and professional manner, in furtherance of the responsibilities assigned to Intrepid by the client, or at arms length as between Intrepid and its Client.

     6. REPORTING DOCUMENTS. Intrepid, and its Counsel can assist any issuer in preparing and causing the assembly and filing of reports required of public companies, with information supplied by the issuer. Most common are Annual, Quarterly and Current Reports, for reporting companies, and Issuer Information Statements pursuant respect to form 15c2-11 with respect to non-reporting companies.

     7. OFFERINGS AND OFFERING DOCUMENTS. Any offering or solicitation of any transactions in securities requires careful conformity to law and regulation of the United States and possibly State or other local Jurisdictions. Intrepid can assist any issuer-client in the preparation of offering documents, of several varieties, and Intrepid, with the assistance of its counsel can provide information as to the apparent availability or non-availability of any form of offering, if requested by its clients. Intrepid does not conduct offering for the issuer, but assists the management of the issuer in doing so. Intrepid does not solicit investors or investment for its clients. Intrepid may provide introductions which may result in negotiations between sophisticated persons, but Intrepid does not take part in soliciting capital, other than its technical, clerical, and other specific support for management activities. It is appropriate and proper that most solicitations, if there are to by any, be conducted for the issuer through registered broker/dealers. Any activity by Intrepid in fund raising or capital formation activities by or for an issuer-client shall be limited to ministerial performance and execution of matters passed upon and directed by management.

     8. MERGERS AND ACQUISITIONS. Intrepid has considerable experience in assisting issuers engaged in merger, acquisitions or other forms of corporate reorganizations. Intrepid does not broker mergers or acquisitions. Intrepid can provide substantial assistance to issuers so engaged, with the participation of its counsel, with respect to the formal and legal requirements of tendering, calling shareholder meetings and conducting them properly, preparing minutes and certifications of shareholder meetings, whether or not proxies be requested, and executing filing requirements with respect to such transactions before and after their consummation as may be appropriate. Intrepid does not search for merger and acquisition candidates, but it is often contacted by such candidates (who are not its clients). In the event that an introduction by Intrepid results in a transaction, Intrepid will not claim or receive any finders fee or commission for such introduction, but will continue in its invariable practice of billing clients for time and effort expended at pre-agreed hourly rates.

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     9.  MARKET  COORDINATION,  SHAREHOLDER  AND  BROKER  RELATIONS.  It  is the
function and responsibility of each issuer to deal with relationships arising from public interest and access to its securities. The volume of calls and kinds of technical information requested may become burdensome to managements of limited size, resources or expertise. Intrepid can accept the ministerial delegation of such management functions and can participate public relations, shareholder relations, broker relations and market co-ordination; provided that such delegation shall be confined to carrying out corporate policy, and provided that information disseminated shall be authorized and directed by the issuer, and shall not include any public or private offering, solicitation or advertising, in connection with any offer or sale of securities.

     10.  STRUCTURING  DEALS. Intrepid does not structure deals for its clients.
It does present to clients its knowledge and experience commended for consideration by management in management's development of its own plans and programs. Intrepid neither recommends nor discourages any company's going public. It offers the following General Considerations for Companies Evaluating Going Public, a copy of which is provided herewith.


                          III.  MANAGEMENT OF INTREPID

     A. INTREPID INTERNATIONAL, S.A. The officers and directors of Intrepid International, S. A. (Panama) are comprised of three individuals; Laurencio Jaen O., Teodoro F. Franco L. and Leopoldo Kennion G. All three of these individuals are Panamanian citizens and each serves as an officer and a director of the Company.

     Laurencio Jaen O., an original incorporator who has served as President and Director of the Company since its inception in 1984, resides in Panama City, Republic of Panama. He is, and has been for the past twenty five years, Vice President of Indiasa Corporation ("Indiasa"), a Panamanian corporation, which, through one of its subsidiaries, Robmar International, is involved in the manufacture and distribution of chemical products in Argentina and Brazil and which, through its former subsidiary Indiasa Aviation Corporation, was, for eight years ending in 1981, engaged in aviation consulting, the leasing, purchase and sale of aircraft, and the operation of a cargo airline, primarily in Latin America. Mr. Jaen was a founder of PAISA, Panama's international airline, served as president of the Colon Free Zone (the world s largest free trade zone), and as Director of Panama's Social Security Administration. He has also served as the President of the Panamanian Chamber of Commerce, and as a member of the Board of Presidential Advisors of the Republic of Panama.

     Teodoro F. Franco L., Secretary and a Director of the Company, has, for thirty years, been a specialist in maritime and aviation law. Mr. Franco is a partner in Franco and Franco, one of the most prestigious law firms in Panama with offices around the world. In addition to his law practice he has served as Panamanian Consul to Liverpool, England and for the past five years as

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Ambassador  to Great Britain. The firm of Franco and Franco is regarded with the highest degree of integrity and professionalism in the business and political community in Panama with its partners and several of its associates holding or having held public office. Teodoro Franco s brother and partner, Dr. Juaquin F. Franco, Jr., has held many public offices over the past four decades, most recently as the Governor of Colon Province, the state containing the Atlantic entrance to the Panama Canal and the Colon Free Zone. His nephew and associate in the firm, Juaquin F. Franco, III, has served as the Minister of Commerce and is currently a member of the House of Representatives and a candidate for President of the Republic. The firm practices maritime, aviation and commercial law and currently is the legal firm for: IBERIA (the Spanish national airline), KLM (the Dutch national airline), VIASA (the Venezuelan national airline), Aeroflot (the Russian national airline) and various smaller Latin American national airlines as well as being the registered agents for thousands of ocean going ships around the world flying the Panamanian flag. Mr. Franco brings to the Company a wealth of international legal, commercial and diplomatic experience.

     Leopoldo Kennion G., Treasurer and a Director of the Company, is, and has for twenty years, been a Certified Public Accountant specializing in international accounting and is an associate in the law firm of Franco and Franco. Mr. Kennion practices maritime, aviation and commercial accounting serving the specialized needs of the transnational clients of Franco and Franco by providing an interface between them and their auditors.

     J. Dan Sifford, Jr., is the United States Managing Director for Intrepid International, S.A. (Panama). He is fluent in the Spanish Language. His biographical information is found below.

     B. INTREPID INTERNATIONAL, LTD. The officers and directors of Intrepid International, Ltd. (Nevada) are comprised of two individuals; Kirt W. James, and J. Dan Sifford, Jr. In addition, William Stocker, Esq. serves as the United States General Counsel. All three of these individuals are U. S. citizens.

     Kirt W. James, President and Director, has a lifelong background in marketing and sales. From 1972 to 1987, Mr. James was responsible for sales and business administrative matters for Glade N. James Sales Co., Inc.; and from 1987 to 1990 Mr. James built retail markets for American International Medical Supply Co., a Public Company. In 1990 he formed and become President of HJS Financial Services, Inc., and is responsible for day to day business of the firm and consults Client's business and Product Development. During the past five years Mr. James has been involved in the valuation, sale and acquisition of numerous private businesses and planning for the entry of private corporations into the public market place for their securities.

     J. Dan Sifford, Jr., Executive Vice President, Secretary/Treasurer and Director, brings to the Company an extensive experience in Corporate management and familiarity with transnational business, particularly in Latin America. From 1970 to 1982, he was President and sole shareholder of Overseas Aviation Corporation, an all cargo airline, with operations throughout South America and Africa. He was founder, President and Chief Executive Officer of Airline of the Virgin Islands from 1982 until 1993. He served for many years as President of

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Indiasa  Corporation which, through one of its subsidiaries, was involved in the manufacture and distribution of chemical products in Argentina and Brazil, and which, through another subsidiary, was for eight years engaged in aviation consulting, the leasing, purchase and sale of aircraft, and the operation of a cargo airline, primarily in Latin America. In recent years he has been engaged continuously in a wide variety of business activities, including the development of new business ventures.

     William Stocker, U.S. Counsel, is an attorney with extensive experience in real estate, business law and bankruptcy litigation. During the past five years, he has restricted his practice to general corporate law and services to corporate clients, dealing with acquisitions, reorganizations and mergers involving young and emerging businesses. He was admitted to practice in California on January 13, 1969, and has been a member in good standing continuously since admission. He is also admitted to practice before the United States Supreme Court, the United States Court of Claims, the United States Court of Appeals for the Ninth Circuit, and the United States District Courts for several of the Federal Districts.

     From 1969 until 1980, Mr. Stocker was associated with Fadem, Kanner, Berger and Stocker a real property litigation firm. Following which, from about 1980 to 1984, he was Chief of Litigation for Bear, Kotob, Ruby and Gross, a general business, tax and bankruptcy firm. From 1984 through 1986, Mr. Stocker served as Chief of Litigation for the business firm of Davis, Bolt and Lee. From 1987 to the present, he has been in private corporate practice, involved in business formation, and development stage corporate securities matters, and has served as General or Special Securities Counsel to more than forty development stage issuers. From 1991 to the present, Mr. Stocker has been Counsel to Mr. James, and HJS Financial Services, Inc.

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